05037525

BB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 213

SEC FILE NUMBER
8- 51808

cm 3/14

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.L.S. & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CLINTON AVENUE SUITE 707
(No. and Street)

HUNTSVILLE	ALABAMA	35801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY L. SMITH (256) 539-4805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BYRD, SMALLEY, EVANS & ADAMS, PC
(Name – *if individual, state last, first, middle name*)

237 JOHNSTON STREET SE	DECATUR	ALABAMA	35601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GREGORY L. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & ASSOCIATES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Sharon H Chrudus

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.L.S & ASSOCIATES, INC.
ANNUAL REPORT
FORM X-17-A
DECEMBER 31, 2004

G.L.S & ASSOCIATES, INC.
TABLE OF CONTENTS

Byrd, Smalley,
Evans & Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
Stan A. Evans, CPA
John R. Adams, CPA

Angie A. Harris, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA

To the Board of Directors
G.L.S & Associates, Inc.
Huntsville, Alabama

We have audited the accompanying statements of financial condition of G.L.S & Associates, Inc. as of December 31, 2004 and 2003, and the related statements of income and changes in financial condition and the statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.L.S. & Associates, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Smalley, Evans & Adams, P.C.

January 28, 2005

G.L.S. & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
Current Assets		
Cash	$ 66,337	$ 87,483
Accounts receivable	101,379	38,764
Total Current Assets	167,716	126,247
Fixed Assets		
Equipment, net of depreciation	24,762	22,408
Other Assets		
Shareholder receivable	1,000	1,000
Non-marketable securities	-	1,100
Total Other Assets	1,000	2,100
TOTAL ASSETS	$ 193,478	$ 150,755
LIABILITIES AND EQUITY		
Current Liabilities		
Payable to brokers	$ 59,814	$ 23,646
Accounts payable and accrued liabilities	69,224	32,955
Current portion of long-term debt	6,890	-
Total Current Liabilities	135,928	56,601
Long-term debt, net of current portion	1,673	-
Equity		
Common Stock	1,000	1,000
Retained Earnings	54,877	93,154
Total Equity	55,877	94,154
TOTAL LIABILITIES AND EQUITY	$ 193,478	$ 150,755

The accompanying notes are an integral part of these financial statements

G.L.S. & Associates, Inc.

STATEMENT OF INCOME AND CHANGES IN FINANCIAL CONDITION

For the years ended December 31, 2004 and 2003

	2004	2003
INCOME		
Commissions income	$ 907,177	$ 849,353
RIA income	53,075	136,794
Trails income	342,128	303,680
Securties income	23,939	-
TOTAL INCOME	1,326,319	1,289,827
OPERATING EXPENSES		
Salaries and commissions	953,602	877,864
Payroll taxes	44,849	40,632
Employee benefits	72,722	84,333
Rent	90,684	70,819
Insurance	53,712	39,553
Office expenses	28,108	31,842
Advertising	39,263	34,046
Meals and entertainment	9,968	6,449
Fees and subscriptions	13,482	8,620
Licenses and taxes	2,388	2,411
Telephone	10,656	10,761
Sales training	21,472	21,379
Accounting	7,775	4,070
Repairs and maintenance	4,885	3,622
Depreciation	6,373	4,472
Miscellaneous	7,053	2,716
TOTAL OPERATING EXPENSES	1,366,992	1,243,589
INCOME FROM OPERATIONS	(40,673)	46,238
OTHER INCOME (EXPENSES)		
Other gains and losses	3,480	4,370
Interest expense	(1,084)	(1,969)
TOTAL OTHER INCOME	2,396	2,401
INCOME BEFORE INCOME TAXES	(38,277)	48,639
PROVISION FOR INCOME TAXES	-	(6,807)
NET INCOME	(38,277)	41,832
RETAINED EARNINGS, BEGINNING OF YEAR	93,154	51,322
RETAINED EARNINGS, END OF YEAR	$ 54,877	$ 93,154

The accompanying notes are an integral part of these financial statements

G.L.S. & Associates, Inc.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (38,277)	$ 41,832
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	6,373	4,472
(Increase) decrease in accounts receivable	(62,614)	7,853
Increase (decrease) in accounts payable	72,437	(18,930)
(Gain) loss on disposal of property	(3,480)	(4,370)
Total adjustments	12,716	(10,975)
Net cash provided (used) by operating activities	(25,561)	30,857
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash payments for purchase of property	(9,290)	(17,223)
Cash payments for the purchase of stock	(24,000)	(60,924)
Cash proceeds from sale of stock	29,142	80,495
Net cash provided (used) by investing activities	(4,148)	2,348
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from long-term debt	14,662	-
Principal payments on long-term debt	(6,099)	(10,791)
Net cash provided (used) by financing activities	8,563	(10,791)
Net increase (decrease) in cash and cash equivalents	(21,146)	22,414
Cash and cash equivalents at beginning of year	87,483	65,069
Cash and cash equivalents at end of year	$ 66,337	$ 87,483

	2004	2003
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 1,084	$ 1,969
Income taxes	$ -	$ 3,575

The accompanying notes are an integral part of these financial statements

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

G.L.S. & Associates, Inc. was established in 1990. In November 1999, the company became a limited broker dealer.

Basis of Accounting: The company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimate useful lives of the assets.

Cash: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less the be cash equivalents.

NOTE 2 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31, 2004 and 2003:

	2004	2003
Mutual Fund Commissions	$ 17,198	$ 959
Registered Investment Advisor Commissions	19,920	21,999
Stock Trade Commissions	140	420
Variable Annuity Commissions	27,817	7,803
Trails Commissions	36,304	7,583
Total Accounts Receivable	$ 101,379	$ 38,764

All commissions are deemed collectible by management, therefore, there is no allowance for doubtful accounts.

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2004 and 2003:

	2004	2003
Equipment and furnishings	$ 37,020	$ 40,227
Less: Accumulated Depreciation	(12,258)	(17,819)
Total Property and equipment	$ 24,762	$ 22,408

NOTE 4 INVESTMENTS

At December 31, 2003, the company held 100 shares of NASD common stock. This stock was sold during the year ended December 31, 2004 for a loss of $130.

The company invests excess funds in short-term investments and maintains an investment account to satisfy a minimum balance. These investments resulted in a gains during the years ended December 31, 2004 and 2003 of $4,174 and $4,370, respectively.

NOTE 5 STOCKHOLDER'S EQUITY

The company has authorized 1,000 shares of $1 par value common stock. It has issued at December 31, 2004, 1,000 shares, all of which are outstanding.

NOTE 6 RETIREMENT PLAN

The company sponsors a retirement plan for the employees. Employees are allowed to contribute up to $13,000 of compensation, and the company matches up to four percent. The company contributed $50,382 and $60,029 for the years ended December 31, 2004 and 2003, respectively.

NOTE 7 CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from its customers is affected by economic fluctuations related to this industry.

NOTE 7 CONCENTRATIONS OF CREDIT RISK (Continued)

The company maintains cash balances at a financial institution located in Huntsville, Alabama. The Federal Deposit Insurance Corporation (FDIC) insures accounts up to $100,000 at each institution. At December 31, 2004 and 2003, the company had uninsured cash balances of $-0- and $108,893, respectively.

NOTE 8 INCOME TAXES

The Company files its income tax returns on the cash basis of accounting as allowed by the Internal Revenue Service. As a result of the difference in basis of accounting for tax purposes and book purposes, a deferred tax issue is created; however, the amounts of the deferred tax is immaterial to the financial statements.

NOTE 9 LEASES

The company leases its office facilities in Huntsville, Alabama. The current lease that expired February 28, 2004 has been extended an additional 36 months. The monthly lease payments from March 1, 2004 through February 28, 2005 are $5,400. For the period beginning March 1, 2005 through February 28, 2006 the payments will be $5,535.00. For the period beginning March 1, 2006 through February 28, 2007 the payments will be $5,673. Rent expense for the years ended December 31, 2004 and 2003 were $70,684 and $79,819, respectively.

Future minimum rental payments are as follows:

2005	$66,150
2006	67,800
2007	11,346

During the year, the company has also entered a lease for a condominium in Orange Beach, Alabama owned by the President of G.L.S and Associates. The lease is cancelable upon 30 days notice by either party. The condo is available for use by employees and business associates of G.L.S and Associates. Rent is charged at $2,500 per month. Rent expense for the year was $20,000.

NOTE 10 LONG-TERM DEBT

	2004	2003
Note payable to Amsouth due March 28,2006, with a variable interest rate. The agreement is secured by equipment.	$8,563	$ -

Long-term debt maturities are as follows:

2005	$6,890
2006	1,673

NOTE 11 RELATED PARTY TRANSACTIONS

The Company has entered into a lease for a condominium which is owned by the President of G.L.S. & Associates. See Note 9 for details of the lease.

SUPPLEMENTARY INFORMATION

G.L.S. & Associates, Inc.
COMPUTATION OF NET CAPITAL
December 31, 2004 and 2003

	2004	2003
Total ownership equity from Statement of Financial Condition	$ 55,877	$ 94,154
Deduct ownership equity not allowable for Net Capital	-	-
Total ownership equity qualified for Net Capital	55,877	94,154
Deductions and/or changes:		
Nonallowable assets from Statement of Financial Condition		
Property and equipment, net	24,762	22,408
Accounts receivable - RIA Fee	8,167	-
Accounts receivable - commissions	3,067	808
NASD common stock	-	1,100
Due from stockholder	1,000	1,000
Total nonallowable assets from Statement fo Financial Condition	36,996	25,316
Net Capital	18,881	68,838
Net Capital Requirement	9,173	5,000
Excess Net Capital	$ 9,708	$ 63,838

Reconciliation of Audited Net Capital to Original FOCUS Report December 31, 2004

Net Capital Per audited financial statements		$ 18,881
Changes in ownership equity due to audit changes:		
Adjusting depreciation	(490)	
Adjusting accounts payable	(492)	(982)
Change in non-allowable assets due to depreciation change		490
Net Capital per originally filed FOCUS Report December 31, 2004		$ 18,389

See accountant's report and notes to financial statements.

G.L.S. & Associates, Inc.
COMPUTATION OF AGGREGATE INDEBTNESS
December 31, 2004 and 2003

	2004	2003
Total liabilities from Statement of Financial Condition	$ 137,601	$ 56,601
Less: Non-Aggregate Indebtness	-	-
Total Aggregate Indebtness	$ 137,601	$ 56,601

See accountant's report and notes to financial statements.

G.L.S. & Associates, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2004 and 2003

	2004	2003
Balance, Beginning of Period	$ -	$ 10,791
Increases (Decreases)	-	(10,791)
Balance, End of Period	$ -	$ -

See accountant's report and notes to financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF CHANGES IN OWNER'S EQUITY
December 31, 2004 and 2003

	2004	2003
Ownership Equity, Beginning of Period	$ 94,154	$ 52,322
Net Income (Loss)	(38,277)	41,832
Ownership Equity, End of Period	$ 55,877	$ 94,154

See accountant's report and notes to financial statements.

G.L.S. & Associates, Inc.
RECONCILIATION OF NET CAPITAL
December 31, 2004 and 2003

Line	Description	As Originally Reported	As Audited	Difference	Explanation
BALANCE SHEET					
10	Property, Furniture	24,272	24,762	490	Depreciation was not calculated on some asset additions.
17	Accounts payable, accrued liabilities, expenses & other	78,279	69,224	(9,055)	Reclassification of items included in payables.
18	Notes & mortgages payable	-	8,563	8,563	Reclassification of liability from accounts payable.
INCOME STATEMENT					
15	Other Expenses	419,392	418,410	(982)	Net effect of the above mentioned changes.

NET CAPITAL COMPUTATION: As a result of the above modifications, net capital increased by $525.

See accountant's report and notes to financial statements.

Byrd, Smalley,
Evans & Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
Stan A. Evans, CPA
John R. Adams, CPA

Angie A. Harris, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA

Board of Directors
GLS & Associates, Inc.
Huntsville, Alabama

In planning and performing our audit of the financial statements of G.L.S. & Associates, Inc. for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(11) and the reserve required by rule 15c3-3(e)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited my occur and not be detected within a timely period by employees in the normal course of

performing their assigned function. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Byrd, Smalley, Evans & Adams, P.C.

Byrd, Smalley, Evans, Adams & Johnson, P.C.
Decatur, Alabama
January 28, 2005

G.L.S. & Associates, Inc.

STATEMENT OF EXEMPTION

December 31, 2004 and 2003

The firm of G.L.S. & Associates, Inc. is exempt from Section 15c3-3 K2II because they clear through a firm on a fully disclosed basis.

See accountants' report and notes to the financial statements